

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Daniyel Erdberg
Chief Executive Officer
Safe Pro Group Inc.
18305 Biscayne Blvd. Suite 222
Aventura, FL 33160

>   **Re: Safe Pro Group Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 6, 2025**
>   **File No. 333-287851**

Dear Daniyel Erdberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: Cavas S. Pavri